FORM 4

(Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person*	2. Issuer Name **and** Tickler or Trading Symbol	6. Relationship of Reporting Person(s) to Issuer (Check all applicable)			
Stuckert, James W.	**Royal Gold, Inc. - "RGLD"**	X	Director		10% Owner
			Officer (give title below)		Other (specify below)
(Last) (First) (Middle)	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year	7. Individual or Joint/Group Filing (Check Applicable Line)		
PO Box 32760	**401-50-4916**	**1/03**			
(Street)		5. If Amendment, Date of Original (Month/Year)	X	Form filed by One Reporting Person	
Louisville, KY 40232-2760				Form filed by More than One Reporting Person	
(City) (State) (Zip)					

Table I ¾ Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr.8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price			
Common stock, $.01 par value	1/24/03	G	V	100	D		1,581,055	D	

FORM 4 (continued)		Table II ` Derivative Securities Acquired, Disposed of, or Beneficially Owned (*e.g.,* puts, calls, warrants, options, convertible securities)												
1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				

Explanation of Responses:

/s/ James Stuckert, kg for   January 30, 2003

**Signature of Reporting Person   Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

    *If the form is filed by more than one reporting person, *see* Instruction 4(b)(v).

    **Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

  Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, s*ee* Instruction 6 for procedure.